FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

An announcement on closure of register of members of China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”), made by the Registrant on September 19, 2008.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中 國 網 通 集 團 (香 港) 有 限 公 司
(incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

CLOSURE OF REGISTER OF MEMBERS

This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong). Reference is also made to the scheme document jointly published by China Netcom Group Corporation (Hong Kong) Limited (the “Company”) and China Unicom Limited (“Unicom”) and despatched to, amongst others, all Netcom Shareholders on 15 August 2008 (the “Scheme Document”) and the announcement jointly published by the Company and Unicom on 17 September 2008. Unless otherwise defined in this announcement, capitalised terms used in this announcement shall have the same meanings as those defined in the Scheme Document.

Notice is hereby given that, for the purpose of determining those Netcom Shareholders who are qualified for entitlements under the Scheme, the register of members of the Company will be closed from 4:30 p.m. on Friday, 10 October 2008 to Tuesday, 14 October 2008 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for entitlements under the Scheme, the relevant share certificates and transfer documentation must be lodged with the Company’s share registrar for registration before the closure of the Company’s register of members. The Company’s share registrar is Computershare Hong Kong Investor Services Limited which is located at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

By order of the Board China Netcom Group Corporation (Hong Kong) Limited
Huo Haifeng	Mok Kam Wan
Joint Company Secretaries

Hong Kong, 19 September 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Huo Haifeng

By  /s/ Mok Kam Wan

Name:    Huo Haifeng and Mok Kam Wan

Title:       Joint Company Secretaries

Date: September 19, 2008